John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

July 12, 2018

Attorney Folake Ayoola

Special Counsel Office of Information Technologies and Services

Mail Stop 4561

U.S. Securities and Exchange Commission

Washington, DC 20549

Matthew Derby, Esq.

Mail Stop 4561

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Smart Decision, Inc. Offering Statement on Form 1-A File No. 024-10822

Dear Ms. Ayoola and Mr. Derby:

On behalf of Smart Decision, Inc.. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 2, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

General

1.	We note your responses to prior comments 2, 3, and 4 where you state that you “have deleted these provisions” in relation to the mandatory arbitration provisions. However, we note that Section 16 of your bylaws continues to include a mandatory arbitration provision. Please amend your bylaws accordingly. Alternatively, please revise your offering circular as follows:

•	Discuss the material risks resulting from this binding arbitration provision, including but not limited to, the imposition of significant costs, the possibility that arbitration may result in less favorable settlements, the foreclosing of class actions, and the limiting of discovery.

•	Please discuss the impact, if any, of these provisions on shareholders’ rights to pursue claims under the United States federal securities laws. To the extent the provision does not impact claims under the United States federal securities laws, please revise to state so.

•	Please clarify whether Florida law permits mandatory arbitration. To the extent it does not, please revise your disclosure to address issues related to enforceability.

We have deleted the mandatory arbitration provision.

2.	We note your response to prior comments 12 and 13 where you state that you have deleted the exclusive forum provision. However, we note that Section 15 of your bylaws still indicates that your state of domicile will be the exclusive forum for actions asserted against the company. Please revise your disclosure to clarify how your exclusive forum provisions will impact derivative lawsuits alleging violations of federal securities laws and provide corresponding risk factor disclosure.

We have deleted the exclusive forum provision.

Offering Circular Cover Page

3.	We note your response to prior comment 1 where you state that the company “is not an inactive company waiting for a reverse merger deal.” Please revise your disclosure to include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

The following has been added to page 2:

No Plans for Change in Control or Merger

The Company has no present plans to be acquired or merger with another company, nor does the Company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Distribution, page 16

4.	We note your response to prior comment 7 and reissue the comment, in part. Please disclose the material terms of the agreement with Minivest, such as the duration, termination provisions, and each party´s rights and obligations. Also, file the agreement as an exhibit to the offering circular. Refer to Item 17 of Part III of Form 1-A for guidance.

The following disclosure has been added re Minivest.com and the agreement with Minivest has been filed as an exhibit:

Minivest.com

The Company has agreed to hire Minivest.com to assist in the distribution of Company stock for a fee of $100,000. Minivest.com will post the offering on its website and serve as business advisor to the Company on crowdfunding.

Procedures for Subscribing, page 18

5.	Please reconcile your statement, “[a]fter we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account…” (emphasis added) with the disclosure throughout your offering circular where you indicate you will not have an escrow account.

The reference to an escrow agreement has been deleted and this section now reads as follows:

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Business, page 21

6.	Please provide support for the statements in the first paragraph in the “Our Business” section and all the statements in the “The LED Lightning Market” section as well as your statement, “[w]e found that as much as 40% of all LED purchases in a given store may be returned for a refund…” Finally, please provide us with a copy of the survey referenced in your statement “[b]ased on our surveys of retailers and their customers, we believe that home improvement store associates are ill equipped to assist customers with complicated LED decisions...”

A copy of this survey has been filed as an exhibit and the exhibit is referenced in the offering document.

This section has been revised to read as follows:

In fact, despite LED products being superior to traditional products, we found, in a survey of 1,000 customers in ten stores of a leading South Florida home improvement retailer, that as much as 40% of all LED purchases in a given store may be returned for a refund. This causes enormous loss of time and money to stores, manufacturers and consumers. We believe it may hindering the rapid growth of LED lighting as consumers give up on improperly chosen LED bulbs. Further, no more than 12% of customers surveyed knew what they wanted to buy and no more than 7% of customers surveyed found suitable help at the store level.

7.	You state that you “seek to be strategically positioned to be a key essential element in a $63.1 billion international market growing at a phenomenal 45% per year.” (emphasis added) Please clarify what you mean by “key essential element” and tell us your basis for the projections, including the objective information considered. Explain how you considered your lack of operating history and the uncertainty surrounding future operating performance in determining that the projections are reasonable. In this regard, assumptions underlying the disclosures should be reasonably supportable.

Our market research leads us to these conclusions:

Given the fact that many LED purchases are inappropriate and that these inappropriate purchases cause expensive refunds and reduce demand for LED lighting, the manufacturer and the retailer are faced with several alternatives:

First, to train all retail personnel who sell LEDs to make an expert selection of the correct LED lighting for each consumer. We believe that this training would be time consuming for each individual employee and prohibitively expensive given the large number of employees that would have to be trained. New employees are also constantly entering this retail sales force need to be trained. Trained employees may also leave and need to be replaced. Further, constant supplemental training for all LED employees would have to be continuous to completely cover the constant flow of new LED products.

Second, to publish a manual that would guide the retail customer to make the correct selection. We believe that the use of such a manual would require time and sophistication that would tax most retail customers.

Third, to develop an application that would rival the Company's application. In view of the fact that it took many years of time and considerable expense for the Company's principals to develop this application so far, and taking in consideration that new LEDs are being added to the market constantly which would delay the completion of any such application, we are forced to conclude that the Company has years of lead time over any competitor who want to build a competing application. Finally, such the expense of such a multi-year endeavor is likely to be undertaken by a large LED manufacturer who would likely only cover its proprietary products and not its competitors. By contrast, the Company intends to cover all manufacturers.

Thus, the more you look at these facts, the more you are forced to start to realize the key strategic advantages the Company has. Companies in the LED market are not forced to use the Company's application but if they do not, they will be at a considerable disadvantage in cost, time and information.

You do not need to use the Company's application; you can always watch as much as 40% of your sales returned by consumers who are unhappy with the retailer and the manufacturer, destroying your profit margins, brand equity and marketing channel.

Nonetheless, we have deleted the following text:

Thus, we seek to be strategically positioned to be a key essential element in a $63.1 billion international market growing at a phenomenal 45% per year.

Who will pay for SMART DECISION INC.™ services?, page 23

8.	We note your response to prior comment 9 where you state that you have “removed all references to specific companies, including images.” We continue to note that you have images on page 23 under the “Opportunities” section. Please revise to remove these images or tell us your basis for including them.

These images have been removed.

Certain Relationships and Related Party Transactions, page 33

9.	We note your response to prior comment 10 where you state that the loan agreements with GPL Ventures, LLC have been filed as exhibits to the offering statement. We are unable to locate the exhibit. Please file or advise.

These documents have been filed as an exhibit.

We believe that the last filing you received contained documents that were not the documents that should have been filed. We apologize for this error.

Legal Opinion

10.	For offering statements that register the resale of shares that are already outstanding, the legality opinion should recognize that these securities are already outstanding and fully paid. Please have counsel revise the opinion to state that the shares to be offered by selling shareholders “are” legally issued, fully paid and non-assessable. Refer to the Division of Corporation Finance Staff Legal Bulletin 19 for guidance.

The opinion has been so revised and filed as an exhibit.

Additional Items

The following has been deleted from “Business” on Page 21:

Governments around the world are passing measures to phase out incandescent light bulbs in favor of energy-efficient alternatives such as LEDs. In the United States, sales of incandescent bulbs will soon be prohibited due to the Energy Independence and Security Act. LED lighting is now a $13.6 billion industry in the U.S. ($63.1 billion internationally), forecasted to grow at a CAGR of 21.12% over the five-year period from 2015 to 2020. Despite these staggering figures and increasing demand, the market remains void of an online platform designed specifically for LED. That was until now.

This deletion is replaced with:

Governments around the world are passing measures to phase out incandescent light bulbs in favor of energy-efficient alternatives such as LEDs. Increasing demand for power-efficient illuminating systems across residential, commercial, and industrial sectors, rising concern over reduction of non-renewable sources of power, and decreasing pricing of LED light bulbs and fixtures are likely to aid in the growth of the LED industry in the coming years. According to “Go Beyond Lighting”, the LED lighting volume and penetration rate in the past year grew to 22 percent and is expected to rise to 63 percent by the year 2022. They also state that the projected LED lighting market scale will reach $37.2 billion in 2018. As more and more industries – such as automotive, architectural and more, work towards large-scale updates, it would stand to reason that the solutions needed in helping them to do so, will rise as well.

Mr. Morgan has been identified as a director and GPL has been identified as a shareholder as you directed.

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company is also aware that following qualification of our Form 1-A, Rule 257 of Regulation A requires it to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please let me know if you need anything further. Always call me on my private line – 727 656 5504.

Thank you,

/s/ John E. Lux

John E. Lux